Exhibit 99.1

11 July 2006

United Biscuits intends to defease and redeem Senior Subordinated Notes due 2011

United Biscuits (‘UB’), a leading European manufacturer of biscuits and snacks, today announced that upon the consummation of the previously-announced sale of its Southern European business to Kraft Foods Inc. (the ‘Sale’), UB intends to issue a notice of redemption in respect of the 10.625% Euro-denominated and 10.75% Sterling-denominated Senior Subordinated Notes due 2011 issued by United Biscuits Finance plc (‘Notes’) and to simultaneously defease the Notes by depositing funds sufficient for the redemption with the trustee for the Notes. Redemption of the Notes would occur not less than 30 and not more than 60 days following the issuance of the notice of redemption as will be specified therein. The intended issuance of the redemption notice and the intended defeasance of the Notes are subject to the occurrence of certain events and the satisfaction of certain conditions, including the consummation of the Sale and the consent of UB’s lenders under its senior credit facility. The intended redemption and defeasance of the Notes would be conducted pursuant to the terms and conditions of the Notes.

UB previously announced on July 10, 2006 that it would sell its Southern European business to Kraft Foods Inc. for an enterprise value of £575 million. The Sale is subject to the consent of UB’s lenders under its senior credit facility.

UB is the number one player in the UK biscuit market with well-known household brands such as McVitie’s, go ahead! and Jacob’s. UB is also the number two business in the biscuit markets in France and Belgium, joint number one in the Netherlands, the number two in the UK bagged snacks market and UK cake market and the number one in the UK nuts market.

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This press release includes statements that are, or may be deemed to be, “forward-looking statements”. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements describe our intentions, beliefs or current expectations. Any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our future results may differ materially from historical results and from those expressed or implied in the forward-looking statements as a result of various factors including those under the section entitled “Risk Factors” in our annual report on Form 6-K filed with the SEC on March 29, 2006 and our other submissions with the SEC. You should not place undue reliance on these forward-looking statements.

All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.